Exhibit (11)(e)

AMENDMENT

to

Service Agreement

between

DST Asset Manager Solutions, Inc.

and

Teachers Insurance and Annuity Association of America,

on behalf of College Retirement Equities Fund

This amendment, dated May 1, 2019, is made by the parties to the Service Agreement entered into on October 24, 2014 (the “Agreement”), between the Teachers Insurance and Annuity Association of America (“TIAA”), on behalf of College Retirement Equities Fund (“CREF”) and each of its accounts, individually and not jointly, as listed on Schedule A to the Agreement (collectively, the “Accounts” and individually, the “Account”) and DST Asset Manager Solutions, Inc. (formerly known as Boston Financial Data Services, Inc.) (the “Service Agent”). Capitalized terms used in this amendment without definition shall have the respective meanings given to such terms in the Agreement.

WHEREAS, pursuant to the Agreement, TIAA, on behalf of CREF, has appointed the Service Agent to act as the processing agent with respect to Units of the Accounts, and perform certain activities for Unitholders and the Accounts, as set forth in the Agreement; and

WHEREAS, TIAA, on behalf of CREF, and the Service Agent desire to amend certain provisions of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the sufficiency of which is hereby acknowledged, TIAA, on behalf of CREF, and the Service Agent hereby agree to amend the Agreement pursuant to the terms thereof, as follows:

1. Term. The end of the Initial Term set forth in Section 12.1 of the Agreement is hereby extended from August 31, 2019 to May 10, 2020 (the “Extension Period”).

2. Fees. The current Fee Schedule to the Agreement, dated October 24, 2014, will continue in effect until amended by the parties. Notwithstanding the foregoing, the parties agree to apply the following modifications:

(a) Footnote 3 to Schedule 2.1 will not be deemed in effect for the Extension Period. During the Extension Period, one hundred and twenty (120) DST TA2000 technical hours per month will be deemed included in that month’s account service fees. CREF may not combine or carry over such monthly technical hours from one month to another. Any additional DST TA2000 technical hours incurred in a month over the 120 hour monthly allotment will be billed to CREF by the Service Agent as incurred and will be charged on an hourly basis at the Service Agent’s standard rate of $150 per hour.

3. Recitals Incorporated; Definitions. The foregoing recitals are true and correct and by this reference are incorporated herein. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

4. Continuing Provisions of the Agreement. Except as otherwise specifically set forth in this Amendment, all other terms of the Agreement shall remain unchanged and continue in full force and effect.

5. Counterpart Signatures. This Amendment may be executed in any number of counterpart signatures with the same effect as if the parties had all signed the same document. All counterpart signatures shall be construed together and shall constitute one agreement.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

DST ASSET MANAGER SOLUTIONS, INC.	TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, ON BEHALF OF COLLEGE RETIREMENT EQUITIES FUND

By: /s/ Rahul Kanwar	By: /s/ Bradley Finkle

Name: Rahul Kanwar	Name: Bradley Finkle

Title: Authorized Representative	Title: President of T-C Funds